September 17, 2009

David J. Paterson, President
Abitibibowater Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec, Canada H3B 5H2

  RE: **Abitibibowater Inc.**
      Filing on Form 10-K FYE 12/31/08
      Filed April 30, 3009
      File No. 1-33776

Dear Mr. Paterson:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits to Form 10-K

We note that exhibits 10.29, 10.30, 10.34, 10.35, 10.36, 10.37, 10.43, 10.46, 10.48, 10.49, 10.55, 10.56, 10.67, and 10.79 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. We also note that you have not filed all of the schedules, annexes, and/or exhibits to Exhibit 10.2 to the Form 8-K filed June 18, 2009 and Exhibit 10.1 to the Form 8-K filed September 4, 2009.   Please file these exhibits in their entirety as required by to Item 601(b)(10) of Regulation S-K or advise.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (514) 875-3111